UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-40152

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant:	Getaround, Inc.
Former Name if Applicable:

Address of Principal Executive Office (Street and Number): City, State and ZIP Code:	P.O. Box 24173 Oakland, California 94623

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Getaround, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “Form 10-K”), within the prescribed time period without unreasonable effort or expense.

As reported on the Company’s Current Report on Form 8-K filed on February 12, 2025, the Board of Directors of the Company (the “Board”) approved the orderly wind-down of the Company’s business operations in the United States, which includes its car-share and HyreCar businesses. In connection with the approval of the wind-down plan, the Board approved a reduction-in-force of substantially all of the Company’s U.S. employees, with most employees, including the Company’s Interim Chief Executive Officer and Chief Operating Officer, separating as of February 14, 2025, and certain others separating during the wind-down or after the wind-down process is completed. The Company also announced that, effective February 14, 2025, Patricia Huerta will serve as acting Chief Executive Officer in addition to the Company’s Interim Chief Financial Officer.

The Company continues to experience significant liquidity challenges in connection with the wind-down process and continues to have substantial doubt about its ability to continue as a going concern. In connection with the wind-down plan and reduction-in-force, the Company’s accounting department has experienced significant attrition, resulting in resource and skill set gaps, strained resources, and a loss of continuity of knowledge. In light of these circumstances, the Company has been focusing on, and continues to focus its efforts on, the completion of the wind-down process. As a result, the Company is unable, without unreasonable effort or expense, to complete and file the Form 10-K by the prescribed due date.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Patricia Huerta	415	295-5725
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is still completing its financial close process for the year ended December 31, 2024, and continues to have substantial doubt about its ability to continue as a going concern for the reasons set forth in Part III above; therefore no reasonable quantitative estimate of the changes can be made at this time.

Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements generally relate to future events, such as statements related to the Company’s ability to file the Form 10-K. In some cases, you can identify forward-looking statements by terminology such as “intends,” “plans,” and “will,” or the negative of these terms or variations of them or similar terminology. We have based these forward-looking statements on our current expectations and assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, including the Company’s ability to complete the Form 10-K and the other factors under the heading “Risk Factors” in our Annual Report on Form 10-K filed with the SEC on March 29, 2024, our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the SEC on November 14, 2024, and in other filings that the Company has made and may make with the SEC in the future. All of the forward-looking statements made in this Form 12b-25 are qualified by these cautionary statements. The actual results or developments anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on the Company or our business or operations. Such statements are not intended to be a guarantee of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. You should not place undue reliance on these forward-looking statements, which are made only as of the date of this Form 12b-25. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Getaround, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2025	By:	/s/ Patricia Huerta
		Name:	Patricia Huerta
		Title:	Acting Chief Executive Officer and Interim Chief Financial Officer